AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT
This document (“Amendment”) amends the terms of an Executive Employment Agreement (“Executive Agreement”) between Mark Mason (“Executive”) and HomeStreet, Inc. (the “Company”) dated March 11, 2015.
For good and valuable consideration, Executive and the Company agree as follows:

1.	Code Section 280G. Section VI.F shall be revised and replaced as follows:
In the event that any payments or benefits provided or to be provided by the Company or the Bank to the Executive under this Agreement (“Covered Payments”) (a) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) but for this Section VI.F. would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or any similar or successor provision, then the Covered Payments shall be payable either: (i) in full, or (ii) an amount reduced to the minimum extent necessary to ensure that no portion of such Covered Payments is subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. The determination of which alternative results in the greatest amount of benefits shall be made by the Company consistent with the requirements of Section 409A of the Internal Revenue Code.

2.	Exhibit A, Waiver and Release. Exhibit A shall be revised by the addition of the following:

Nothing in this Agreement prohibits or limits Executive or Executive’s counsel from initiating communications directly with, responding to any inquiry from, volunteering information to, or providing testimony before, the Securities and Exchange Commission, the Department of Justice, FINRA, any other self-regulatory organization or any other governmental, law enforcement, or regulatory authority, regarding this agreement and its underlying facts and circumstances, or any reporting of, investigation into, or proceeding regarding suspected violations of law, and that Executive is not required to advise or seek permission from the Company before engaging in any such activity. Executive recognizes that, in connection with any such activity, Executive must inform such authority that the information Executive is providing is confidential. Despite the foregoing, Executive is not permitted to reveal to any third-party, including any governmental, law enforcement, or regulatory authority, information Executive came to learn during the course of employment with the Company that is protected from disclosure by any applicable privilege, including but not limited to the attorney-client privilege, attorney work product doctrine and/or other applicable legal privileges. The Company does not waive any applicable privileges or the right to continue to protect its privileged attorney-client information, attorney work product, and other privileged information. Additionally, Executive recognizes that Executive’s ability to disclose information may be limited or prohibited by applicable law and the Company does not consent to disclosures that would violate applicable law. Such applicable laws include, without limitation, laws and regulations restricting disclosure of confidential supervisory information (any information or materials relating to the examination and supervision of the Company by applicable bank regulatory agencies, Company materials responding to or referencing non-public information relating to examinations or supervision by bank regulatory agencies and correspondence to or from applicable banking regulators) or disclosures subject to the Bank Secrecy Act, including information that would reveal the existence or contemplated filing of a suspicious activity report.

3.	Exhibit B, Executive Confidentiality Agreement. Exhibit B shall be revised as identified on Exhibit 1 to this Amendment.

4.	Other Terms. All other terms of the Employment Agreement shall remain in effect as written.
DATED this 15th day of March, 2017.
MARK MASON    HOMESTREET, INC. and
HOMESTREET BANK

/s/ Mark K. Mason        By: /s/ Pamela J. Taylor
        Its: EVP, Human Resources Director

Exhibit 1 to Amendment to Employment Agreement

EXHIBIT B
EXECUTIVE CONFIDENTIALITY AGREEMENT

This Confidentiality Agreement (“Agreement”) is between HomeStreet, Inc., HomeStreet Bank (“Bank”) and their affiliate or subsidiary organizations and their successors and assigns (collectively, the “Company” or “HomeStreet”) and Mark Mason (“Executive” or “Recipient”) (collectively, the “Parties”).

Executive is currently employed as the Chief Executive Officer of the Bank and HomeStreet, Inc. It is the intent of the Parties that this Agreement will become effective upon the termination of Executive’s services to the Company. By virtue of his position with the Company, Executive has access to Confidential Information (defined below). HomeStreet must have assurance from Recipient that all Confidential Information provided to Recipient is and remains confidential after termination of his services. Therefore, for valuable consideration, the receipt of which is acknowledged to be sufficient, Recipient and HomeStreet agree as follows:

1.
“Confidential Information” means information concerning the business, operations, strategies, financial status, products, services, customer names, customer lists and customer information of HomeStreet, which is confidential or proprietary to HomeStreet.

2.
Confidential Information does not include information that: (a) is or becomes generally available to the public through no fault or act of Recipient or any of his Representatives in violation of this Agreement; (b) is or becomes available to Recipient or his representatives on a non-confidential basis from a source other than HomeStreet not known to Recipient or such Representatives to be prohibited from disclosing such information by a contractual, legal or fiduciary obligation of confidentiality; (c) is independently developed by the Recipient or his representatives without use of or reliance on, either directly or indirectly, Confidential Information; or (d) was known to or in the possession of Recipient or one of his representatives on a non-confidential basis prior to disclosure by HomeStreet under the terms of this Agreement; or (e) is developed primarily through the efforts or work product of Executive.

3.
After the termination of his services or employment agreement, Recipient agrees not to disclose any Confidential Information to any third party, unless such third party is a fiduciary, affiliate or HomeStreet vendor and such vendor and HomeStreet have signed a similar confidentiality agreement, or such disclosure of Confidential Information is required by lawful judicial or governmental order or is covered by paragraph 4 below. Recipient agrees to give HomeStreet reasonable notice in writing in advance of releasing Confidential Information pursuant to any judicial or governmental order, except for disclosures described in paragraph 4, below. Recipient additionally agrees to implement and maintain at all times reasonably appropriate procedures and controls to ensure at all times the security and confidentiality of all of HomeStreet’s Confidential Information, to protect against any anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to Home Street or any customer of HomeStreet. Recipient agrees to notify HomeStreet of any known security breach, any known unauthorized release of Confidential Information, or any known unauthorized attempt to access Confidential Information of which it becomes aware within a reasonable time of the occurrence of such event. Such notice will include, at a minimum, the date and time of any such event, the nature and extent of Confidential Information involved in any such event, and the corrective measures taken by Recipient in response to any such event.

4837-7328-2372v.1 0028159-000026

4.
Executive understands and acknowledges that nothing in this Agreement prohibits or limits Executive or Executive’s counsel from initiating communications directly with, responding to any inquiry from, volunteering information to, or providing testimony before, the Securities and Exchange Commission regarding this agreement and its underlying facts and circumstances, or any reporting of, investigation into, or proceeding regarding suspected violations of law, and that Executive is not required to advise or seek permission from HomeStreet before engaging in any such activity. Executive recognizes that, in connection with any such activity, Executive must inform such authority that the information Executive is providing is confidential. Despite the foregoing, Executive is not permitted to reveal to any third-party, including any governmental, law enforcement, or regulatory authority, information Executive came to learn during the course of employment with HomeStreet that is protected from disclosure by any applicable privilege, including but not limited to the attorney-client privilege, attorney work product doctrine and/or other applicable legal privileges. HomeStreet does not waive any applicable privileges or the right to continue to protect its privileged attorney-client information, attorney work product, and other privileged information. Additionally, Executive recognizes that Executive’s ability to disclose information may be limited or prohibited by applicable law and the Company does not consent to disclosures that would violate applicable law. Such applicable laws include, without limitation, laws and regulations restricting disclosure of confidential supervisory information (any information or materials relating to the examination and supervision of the Company by applicable bank regulatory agencies, Company materials responding to or referencing non-public information relating to examinations or supervision by bank regulatory agencies and correspondence to or from applicable banking regulators) or disclosures subject to the Bank Secrecy Act, including information that would reveal the existence or contemplated filing of a suspicious activity report.

5.
All Confidential Information is and shall remain the property of HomeStreet. No license or conveyance of any right is granted or implied by the distribution of any Confidential Information to Recipient. Recipient agrees not to use, duplicate, or reproduce in any way any Confidential Information for Recipient’s own benefit or financial gain, or for any third party’s benefit or financial gain except to the extent reasonably necessary to analyze and prepare a business proposal to HomeStreet, in connection with rendering services to HomeStreet and to prepare and maintain his internal files in the ordinary course of its business. All documents (originals and copies, including electronic versions) containing Confidential Information shall either be destroyed or disposed of in a manner consistent with the Fair and Accurate Credit Transactions Act of 2003 or, if directed by HomeStreet, returned to HomeStreet upon termination of the rendering of services to HomeStreet by Recipient. Recipient agrees that HomeStreet may take reasonable actions as deemed appropriate by HomeStreet to confirm that Recipient has satisfied these obligations. It is understood that Recipient may retain one archival copy of such information for his internal files except for Bank customer loan files and documents containing private customer information.

6.
Executive understands that pursuant to the federal Defense of Trade Secrets Act, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.  Nothing in the foregoing provision shall be construed to authorize or limit liability for, an act that is otherwise prohibited by law, such as the unlawful access of material by unauthorized means.

7.	By making any Confidential Information available to Recipient, HomeStreet makes no representation, warranty or guarantee, either express or implied, as to the accuracy or completeness of any

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Confidential Information or to the format in which such Confidential Information is provided to Recipient. Except as otherwise provided in any engagement letter, HomeStreet shall not be liable to any party for damages, of whatever kind, as a result of Recipient’s reliance on any Confidential Information or any format in which Confidential Information is made available to Recipient.

8.
Recipient acknowledges that due to the highly sensitive nature of the Confidential Information, Recipient will be liable to HomeStreet for all losses suffered by HomeStreet as a result of Recipient’s intentional and material breach of this Agreement. In addition to any other remedies available to HomeStreet, Recipient agrees that, if Recipient breaches this Agreement, HomeStreet may seek injunctive relief against Recipient to stop any such breach.

9.
If either Party to this Agreement commences legal action to enforce any rights arising out of or relating to this Agreement, the prevailing Party in any such action shall be entitled to recover reasonable attorneys’ fees and costs, including fees and costs on appeal. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Washington and the venue for any legal action shall be Seattle, Washington.

10.
If Recipient and HomeStreet have entered into any other agreement, the terms of this Agreement shall, by this reference, be incorporated into and made a part of such other agreement, except to the extent otherwise specifically provided in such other agreement. The terms of this Agreement shall survive the termination of rendering of services to HomeStreet by Recipient for a period of ten years.

This Agreement is dated this _____ day of _____________, 2017.

HomeStreet, Inc.
HomeStreet Bank                Executive
__________________________________
Mark Mason
By: ______________________        Chief Executive Officer
Title: _____________________

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